February 27, 2015

Via EDGAR Correspondence

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Capital One Financial Corporation

SEC File No. 001-13300

Ladies and Gentlemen:

On behalf of Capital One Financial Corporation (the “Company”), pursuant to Rule 14a-6(d) of the Securities Exchange Act of 1934, as amended, please be advised that the Company filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2015, the Company’s Preliminary Proxy Statement on Schedule 14A in connection with the Company’s Annual Meeting of Stockholders to be held on April 30, 2015. The Company intends to file the Definitive Proxy Statement with the Commission on or about March 17, 2015.

Please direct any questions or comments regarding this filing to the undersigned at (703) 720-3250 or by e-mail at gregory.seward@capitalone.com.

Sincerely,

/s/ Gregory W. Seward
Gregory W. Seward
Vice President, Sr. Associate General Counsel